UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. )

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

Brianna M. Dougherty, Esq.

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS CONISTON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 638,155 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 638,155 shares
	10	SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,155 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[2]
14	TYPE OF REPORTING PERSON CO

[1]	Comprised of 638,155 shares held in the name of the Reporting Person.

[2]	Based on a total of 11,687,835 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. Louis Manzo is the sole owner of Coniston Corporation and therefore may be deemed to have sole voting and dispositive power with respect to all securities of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON LOUIS MANZO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 301,989 shares
	8	SHARED VOTING POWER 638,155 shares
	9	SOLE DISPOSITIVE POWER 301,989 shares
	10	SHARED DISPOSITIVE POWER 638,155 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,144 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]
14	TYPE OF REPORTING PERSON IN

[1]	Comprised of (a) options held by the Reporting Person to purchase 301,989 shares of common stock of Capricor Therapeutics, Inc. that were exercisable as of December 2, 2013 or that have or will become exercisable within 60 days after December 2, 2013, and (b) 638,155 shares of common stock of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation, of which Mr. Manzo is the sole owner and therefore is deemed to have sole voting and dispositive power with respect to all securities of Capricor Therapeutics, Inc. beneficially owned by Coniston.

[2]	Based on a total of 11,687,835 shares of common stock of Capricor Therapeutics, Inc. as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. Shares of common stock subject to options held by Mr. Manzo that are currently exercisable or that have or will become exercisable within 60 days of December 2, 2013 are deemed to be outstanding for the purpose of computing the percentage ownership of Mr. Manzo.

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, $0.001 par value (the “Shares”), of Capricor Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Coniston Corporation (“Coniston”) and Louis Manzo (“Mr. Manzo”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”). Mr. Manzo is the sole owner of Coniston.
(b)	The address of each Reporting Person is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.
(c)	The principal business of Coniston is engaging in investments. The principal business of Mr. Manzo is as an investor and director of the Issuer.
(d)	None.
(e)	During the last five years, neither of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the officers of Coniston, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Coniston is a Maryland corporation. Mr. Manzo is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Effective November 20, 2013, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 7, 2013, as amended (the “Merger Agreement”), by and among Nile Therapeutics, Inc., a Delaware corporation (“Nile”), Bovet Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Nile (“Merger Sub”), and Capricor, Inc., a Delaware corporation (“Capricor”), Merger Sub merged with and into Capricor and Capricor became a wholly-owned subsidiary of Nile (the “Merger”). Additionally, at a special meeting of stockholders of Nile held on November 12, 2013, the Nile stockholders approved certain amendments to Nile’s charter in connection with the Merger. The charter amendments provide for: (i) a 1-for-50 reverse split of the outstanding common stock of Nile, (ii) a name change from “Nile Therapeutics, Inc.” to “Capricor Therapeutics, Inc.”, and (iii) a reduction in the authorized number of shares of the Nile common stock. The foregoing charter amendments became effective on November 20, 2013 immediately prior to the effective time of the Merger.

Pursuant to the terms of the Merger Agreement, the former Capricor stockholders now own 90% of the outstanding shares of common stock of the Issuer on a fully-diluted basis. Coniston is a former stockholder of Capricor and received shares of the Issuer in connection with the Merger. Additionally, the options to purchase shares of Capricor common stock that were held by Mr. Manzo prior to the effective time of the Merger were converted into options to purchase shares of the Issuer’s common stock upon completion of the Merger.

Item 4.	Purpose of Transaction

The information in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the common stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or either of them, may determine to dispose of some or all of their holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

(a)	As of December 2, 2013 (the “Filing Date”), Coniston beneficially owns 638,155 Shares of the Issuer. Mr. Manzo is the sole owner of Coniston and therefore is deemed to be the beneficial owner of all Shares beneficially owned by Coniston. In addition to having sole voting and dispositive power with respect to the 638,155 Shares held by Consiton, Mr. Manzo, as of the Filing Date, holds options to purchase 396,806 shares of common stock of the Issuer, of which options to purchase 301,989 shares of common stock are currently exercisable or have or will become exercisable within 60 days of the Filing Date. All ownership percentages are calculated based on a total of 11,687,835 shares of common stock of the Issuer issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. Shares of common stock subject to options held by Mr. Manzo that are currently exercisable or that have or will become exercisable within 60 days of December 2, 2013 are deemed to be outstanding for the purpose of computing the percentage ownership of Mr. Manzo, but not of Coniston.

Based upon the foregoing, there were a total of 11,687,835 shares of common stock of the Issuer issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. As a result of the foregoing, Coniston is deemed to beneficially own 638,155 Shares of the Issuer, or 5.5% of the shares of the Issuer’s common stock that are issued and outstanding. Additionally, Mr. Manzo is deemed to beneficially own 940,144 Shares of the Issuer, or 7.8% of the shares of the Issuer’s common stock that are issued and outstanding.

(b)	Coniston has the sole power to vote and dispose or direct the disposition of the 638,155 Shares held by it. Mr. Manzo is the sole owner of Coniston and, therefore, with respect to all of the Shares that are held by Coniston, Mr. Manzo has the sole power to vote and dispose or direct the disposition of such Shares. Additionally, Mr. Manzo is deemed to have sole voting and dispositive power with respect to the options to purchase 301,989 shares of common stock that are beneficially owned by Mr. Manzo and which are currently exercisable or have or will become exercisable within 60 days of the Filing Date.

(c)	Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Joint Filing Agreement, dated as of December 2, 2013, by and between Coniston Corporation and Louis Manzo.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2013

Coniston Corporation

By: Louis Manzo
Its: President

By:	/s/ Louis Manzo
Louis Manzo, President

By:	/s/ Louis Manzo
Louis Manzo

Exhibit A

 Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: December 2, 2013

Coniston Corporation

By: Louis Manzo
Its: President

By:	/s/ Louis Manzo
Louis Manzo, President

By:	/s/ Louis Manzo
Louis Manzo